Exhibit 99.1

CLIK Notes Morningstar Quantitative Fair Value of $2.02 vs Last Close of $1.09; 46% Discount; Book Value Yield in Global Top 1%

Hong Kong, October 8, 2026 (GLOBE NEWSWIRE) — Click Holdings Limited (“Click Holdings” or “Click” or “we” or “us”, NASDAQ: CLIK) and its subsidiaries (collectively, the “Company”), a leader in human resources (“HR”) and senior care solutions in Hong Kong, today highlighted selected findings from a Morningstar Quantitative Equity Research Report on the Company released October 7, 2026 (the “Report”). Morningstar has granted the Company permission to quote the Report. Information attributed to the Report below is presented as stated in that Report and is for informational purposes only. It does not constitute investment advice or a recommendation to buy or sell any security

Selected quantitative data from the Report:

●	Quantitative fair value estimate: US$2.02 per share (as of October 6, 2026)
●	Last close referenced in the Report: US$1.09 (as of October 6, 2026)
●	Price/Fair Value: 0.54
●	Discount to quantitative fair value, as stated in the Report: 46%
●	Book value yield: ranked in the top 1% versus global peers
●	Market capitalization cited: US$9.33 million
●	Quantitative star rating: capped at 3 stars
●	Quantitative uncertainty: Very High
●	Quantitative financial health: Moderate
●	Median trading volume over the past 60 days: ranked in the bottom 30% versus global peers

The Report states that, although Click’s shares appear cheap due to heavy downward price pressure over the past year, Morningstar capped the rating at 3 stars to factor in the possibility of a value trap, and that caution is warranted because of the Very High uncertainty rating. The Report also states that the market price is low relative to book value, which contributes to its view that Click’s shares are undervalued on that metric, while relatively low trading volume is described as a negative attribute.

“Our focus remains the silver economy, and Care U is how we serve it,” said Mr. Jeffrey Chan, CEO of Click. “We are building a full care cycle around comprehensive nursing and rehabilitation — from day-to-day senior nursing to recovery and functional rehab — and we will keep expanding that platform. As we refine these services, the next step is to extend Care U beyond recovery into anti-aging, health maintenance and precautionary care, so seniors can stay healthy, not only recover after illness. Nursing remains our core growth driver, with logistics cash generation expected to help fund that expansion.”

Company Key Highlights (not attributable to Morningstar):

●	Care U Cycle in the Silver Economy: Care U is being built as a senior-care cycle covering comprehensive nursing and rehabilitation. After these recovery and day-to-day nursing services are refined, the Company intends to develop anti-aging, health maintenance and precautionary services aimed at keeping seniors healthy, not only supporting recovery.

●	Continued Silver Economy Focus: Demographic demand in Hong Kong and the Mainland China supports further expansion of premium one-on-one nursing, rehabilitation and related senior-care services under Care U.

●	Promising Logistics Business: The logistics staffing platform continues to show strong growth momentum across warehousing, distribution and frontline operations. Improving cash generation from this segment is expected to help fund further development of the Care U silver-economy platform and the Group’s broader expansion plan.

●	AI Innovation: Efficient talent-pool matching for professional, healthcare and logistics staffing needs across CPA firms, listed companies, nursing homes and SMEs.

●	Market Opportunity: Targeting HK$500 million in annual revenue amid strong demographic tailwinds in elderly care.

Click remains committed to disciplined execution, strong governance, and delivering value to shareholders as it advances its three-year growth plan.

About Click Holdings Limited (NASDAQ: CLIK)

Click Holdings Limited (NASDAQ: CLIK) is a Hong Kong-based leader in AI-powered human resources and senior care solutions. Through its proprietary platform, CLIK connects clients with a talent pool of over 26,000 professionals, serving nursing, logistics, and professional services sectors.

For more information, please visit https://clickholdings.com.hk.

Safe Harbor Statement

This press release contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For enquiry, please contact:

Click Holdings Limited

Unit 1709-11, 17/F

Tower 2, The Gateway

Harbour City, Kowloon

Hong Kong

Email: jack.wong@jfy.hk

Phone: +852 2691 8200